SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                    8X8, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

               Shares of Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   282912 10 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             STMicroelectronics N.V.
                                Route de Pre-Bois
                                   ICC Bloc A
                                 1215 Geneva 15
                                   Switzerland
                            Telephone: 41-22-929-2929
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 With copies to:

       John D. Wilson, Esq                       Michael J. Coleman, Esq.
       Shearman & Sterling                          Shearman & Sterling
          Broadgate West                     555 California Street, Suite 2000
           9 Appold St.                           San Francisco, CA 94104
     London EC2A 2AP, England                    Telephone: (415) 616-1100
 Telephone: (011-44-20) 7920-9000


                                February 22, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 282912 10 4

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STMicroelectronics N.V.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------
|X|      (b)
             -------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)    WC
                                           -------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e)                     |_|

(6)      Citizenship or Place of Organization
                  The Netherlands
         -----------------------------------------------------------------------

--------------------------------------------------------------------------------
                    (7)  Sole Voting Power                  3,700,000
                                           -------------------------------------
 Number of               -------------------------------------------------------
  Shares            (8)  Shared Voting Power        0
Beneficially                                 -----------------------------------
 Owned by                -------------------------------------------------------
   Each             (9)  Sole Dispositive Power     3,700,000
 Reporting                                      --------------------------------
  Person                 -------------------------------------------------------
   With            (10)  Shared Dispositive Power           0
                                                  ------------------------------
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  3,700,000
                                                                     -----------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (see instructions)  |_|
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)        16.5%*
                                                               -----------------

(14)     Type of Reporting Person (See Instructions)     CO
                                                     ---------------------------

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the shares of common stock, par value $0.001 per share (the "Common Stock"), of 8x8, Inc. ("8x8"), a Delaware corporation. The principal executive offices of 8x8 are located at 2445 Mission College Boulevard, Santa Clara, California 95054.


Item 2.  Identity and Background.

         This Statement is being filed by STMicroelectronics N.V., a company organized under the laws of The Netherlands ("STM"). The principal business of STM is to design, develop, manufacture and market a broad range of semiconductor integrated circuits and discrete devices used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. The addresses of the principal business offices of STM are Technoparc du Pays de Gex -- B.P. 112, 165, rue Edouard Branly, 01637 Saint Genis Pouilly, France and Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland. Certain information regarding the directors and officers of STM is set forth on Annex A hereto which is incorporated by reference herein.

         During the last five years, none of STM or any of the persons named on Annex A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         On February 22, 2000, STM acquired 3,700,000 shares of Common Stock (the "Shares") from 8x8 for a price per share of $7.50, or an aggregate purchase price of $27,750,000, pursuant to the Common Stock Purchase Agreement, dated January 24, 2000, between 8x8 and STM (the "Purchase Agreement"). A copy of the Purchase Agreement is

--------

* Based on 18,687,179 shares of common stock of 8x8, Inc. outstanding as of January 20, 2000, as reported by 8x8, Inc. to STMicroelectronics N.V.

attached as Exhibit 1 to this Statement on Schedule 13D. STM used its own cash resources for the purchase of the Shares.


Item 4.  Purpose of Transaction.

         STM acquired the Shares for the purpose of making an investment in 8x8. STM from time to time intends to review its investment in 8x8 on the basis of various factors, including 8x8's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for 8x8's securities in particular, as well as other developments and other investment opportunities. Based upon such review, STM will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. If STM believes that further investment in 8x8 is attractive, whether because of the market price of 8x8's securities or otherwise, STM may acquire 8x8 securities either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, STM may determine to dispose of some or all of the 8x8 securities currently owned by it or otherwise acquired by it either in the open market or in privately negotiated transactions.

         Pursuant to the Purchase Agreement, STM has agreed not to acquire any voting stock of 8x8, through market purchases or otherwise, except (i) until February 22, 2001, STM may acquire shares of voting stock through market purchases, provided STM's aggregate ownership of voting stock of 8x8 does not at any time exceed 19.9% of the outstanding voting stock of 8x8, (ii) STM may at any time acquire shares of voting stock pursuant to preemptive rights, (iii) if STM is denied the ability to acquire shares of voting stock pursuant to preemptive rights in a public offering, STM may acquire, through market purchases, additional shares of Common Stock until its ownership percentage of the outstanding shares of Common Stock is equal to its ownership percentage prior to such offering and (iv) STM may acquire shares of voting stock in certain other customary circumstances.

         In addition to the Purchase Agreement, 8x8 and STM entered into an Investor Rights Agreement, dated as of February 22, 2000 (the "Investor Rights Agreement"), a copy of which is attached as Exhibit 2 to this Statement on
Schedule 13D. In accordance with the Investor Rights Agreement, effective as closing of the purchase of the Shares, 8x8 shall cause one director designated by STM to be appointed to the Board of Directors of 8x8. STM has not yet designated such director. The Investor Rights Agreement provides that so long as STM owns at least 10% of the outstanding Common Stock, STM shall have the right to nominate one person to 8x8's board of directors whenever the Board of Directors is subject to election.

         Except as set forth in this Statement on Schedule 13D, STM has not formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of 8x8 or the disposition of securities of 8x8; (ii) an extraordinary corporate transaction involving 8x8 or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of 8x8 or any of its subsidiaries; (iv) any change in the present board of directors or management of 8x8; (v) any material change in 8x8's capitalization or dividend policy; (vi) any other material change in 8x8's business or corporate structure; (vii) any change in 8x8's charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of 8x8 by any person; (viii) causing a class of 8x8's securities becoming deregistered or delisted; (ix) a class of equity securities of 8x8 becoming eligible for termination of registrations or (x) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of Issuer.

         (a) The number of Common Stock purchased pursuant to the Purchase Agreement was 3,700,000. Based upon 18,687,179 shares of Common Stock being outstanding as of January 20, 2000 (according to a representation of 8x8 in the Purchase Agreement), such Common Stock represents approximately 16.5% of the Common Stock outstanding after the issuance of such shares.

         Except for STM, none of the other persons referred to in Item 2 above own any interests in Common Stock.

         (b) The number of shares of Common Stock with respect to which STM (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein.

         (c) Except as described in this Statement on Schedule 13D, none of STM or any party referred to in Item 2 above, has acquired or disposed of, or entered into any other transaction with respect to, any shares of Common Stock during the past 60 days.

         (d) None.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

         On January 24, 2000, STM and 8x8 entered into the Purchase Agreement, a copy of which is attached as Exhibit 1 to this Statement on Schedule 13D. On February 22, 2000, pursuant to the Purchase Agreement, STM acquired from 8x8 the Shares for a price per share of $7.50, or an aggregate purchase price of $27,750,000. The Investor Rights Agreement is attached as Exhibit 2 to this Statement on Schedule 13D.

         The Investor Rights Agreement (i) provides that 8x8 will file a registration statement on Form S-3 with the Securities and Exchange Commission upon the request of STM covering the resale of all of the Shares and (ii) provides for additional registration rights for STM for a period of seven years with respect to any other shares of Common Stock owned from time to time by STM. In accordance with the Investor Rights Agreement, effective as closing of the purchase of the Shares, 8x8 shall cause one director designated by STM to be appointed to the Board of Directors of 8x8. The Investor Rights Agreement provides that so long as STM owns at least 10% of the outstanding Common Stock, STM shall have the right to nominate one person to 8x8's board of directors whenever the Board of Directors is subject to election. In addition, pursuant to the Investor Rights Agreement, 8x8 has agreed to provide STM preemptive rights to purchase shares of Common Stock in certain circumstances.


Item 7.  Material to Be Filed as Exhibits.


Exhibit
Number     Description                                                      Page
------     -----------                                                      ----
1          Common Stock Purchase Agreement, dated January 24, 2000,          16
           between 8x8, Inc. and STMicroelectronics N.V.
2          Investor Rights Agreement, dated February 22, 2000,
           between 8x8, Inc. and STMicroelectronics N.V.                     37

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 29, 2000              STMICROELECTRONICS N.V.


                               By:  /s/ Pasquale Pistorio
                                    --------------------------------------------
                                    Name: Pasquale Pistorio
                                    Title: President and Chief Executive Officer

                                     ANNEX A

          Set forth below are the names, present principal occupations and primary business (if other than STMicroelectronics N.V.) of each of the directors and executive officers of STMicroelectronics N.V.


                                    DIRECTORS

Name                      Current Principal Occupation, Address and Citizenship
----                      -----------------------------------------------------
Jean-Pierre Noblanc       Position:        General Manager of the Components Sector of
                                           CEA Industrie
                          Address:         31-33, rue de Federation
                                           75752 Paris Cedex 15, France
                          Citizenship:     French

Bruno Steve               Position:        President of the board of statutory auditors of
                                           Alitalia S.p.A. and Iritecna S.p.a. in liquidazione
                                           and member of statutory auditors of Alitalia
                                           Express S.p.A. and Stretto di Messina S.p.A.
                          Address:         Finmeccanica S.p.A.
                                           Via di Villa Emiliani, 10
                                           00197 Rome, Italy
                          Citizenship:     Italian

Tom de Waard              Position:        Partner of Stibbe Simont Monahan Duhot
                          Address:         Stibbe Simont Monahan Duhot
                                           Prinses Irenestraat 43
                                           1077 WV Amsterdam, The Netherlands
                          Citizenship:     Dutch

Remy Dullieux             Position:        France Telecom Executive Manager for the
                                           Northern and Eastern areas of France
                          Address:         France Telecom
                                           6, place d'Alleray
                                           75015 Paris, France
                          Citizenship:     French

                                    DIRECTORS

Name                      Current Principal Occupation, Address and Citizenship
----                      -----------------------------------------------------
Riccardo Gallo            Position:        Associate Professor of Industrial Economics at
                                           the Engineering Faculty of "La Sapienza"
                                           University in Rome
                          Address:         Universita La Sapienza
                                           Nuova Autovox
                                           Viale XXI Aprile, 81
                                           00162 Rome, Italy
                          Citizenship:     Italian

Francis Gavois            Position:        Chairman of the Board of Oddo & Cie
                          Address:         Oddo & Cie
                                           12, bld de la Madeleine
                                           75009 Paris, France
                          Citizenship:     French

Alessandro Ovi            Position:        Chief Executive Officer of Tecnitel S.p.A., a
                                           subsidiary of Telecom Italia Group
                          Address:         Tecnitel
                                           via Abruzzi, 3
                                           00187 Rome, Italy
                          Citizenship:     Italian

Robert M. White           Position:        University Professor and Department Head at
                                           Carnegie Mellon University
                          Address:         Carnegy Mellon University
                                           5000 Forbes Avenue
                                           Pittsburgh, PA 15213, USA
                          Citizenship:     American


                               EXECUTIVE OFFICERS

Name                      Current Principal Occupation, Address and Citizenship
----                      -----------------------------------------------------
Pasquale Pistorio         Position:        President and Chief Executive Officer
                          Citizenship:     Italian
                          Address:         Route de Pre-Bois, 20
                                           ICC Bloc A
                                           1215 Geneva 15
                                           Switzerland


                               EXECUTIVE OFFICERS

Name                      Current Principal Occupation, Address and Citizenship
----                      -----------------------------------------------------
Georges Auguste           Position:        Corporate Vice President, Total Quality and
                                           Environmental Management
                          Citizenship:     French
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

Laurent Bosson            Position:        Corporate Vice President, Front-end
                                           Manufacturing
                          Citizenship:     French
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

Carlo Bozotti             Position:        Corporate Vice President, Memory Products
                                           Group
                          Citizenship:     Italian
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

Salvatore Castorina       Position:        Corporate Vice President, Discrete and Standard
                                           ICs Group
                          Citizenship:     Italian
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

                               EXECUTIVE OFFICERS

Name                      Current Principal Occupation, Address and Citizenship
----                      -----------------------------------------------------
Alain Dutheil             Position:        Corporate Vice President, Strategic Planning and
                                           Human Resources
                          Citizenship:     French
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

Philippe Geyres           Position:        Corporate Vice President, Consumer and
                                           Microcontroller Group
                          Citizenship:     French
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

Maurizio Ghirga           Position:        Corporate Vice President, Chief Financial Officer
                          Citizenship:     Italian
                          Address:         Route de Pre-Bois, 20
                                           ICC Bloc A
                                           1215 Geneva 15
                                           Switzerland

Jean-Claude Marquet       Position:        Corporate Vice President, Asia/Pacific Region
                          Citizenship:     French
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

                               EXECUTIVE OFFICERS

Name                      Current Principal Occupation, Address and Citizenship
----                      -----------------------------------------------------
Pier Angelo Martinotti    Position:        Corporate Vice President, New Ventures Group
                          Citizenship:     Italian
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

Joel Monnier              Position:        Corporate Vice President, Central Research and
                                           Development
                          Citizenship:     French
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

Piero Mosconi             Position:        Corporate Vice President, Treasurer
                          Citizenship:     Italian
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

Carmelo Papa              Position:        Corporate Vice President, Region Five
                          Citizenship:     Italian
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

                               EXECUTIVE OFFICERS

Name                      Current Principal Occupation, Address and Citizenship
----                      -----------------------------------------------------
Richard Pieranunzi        Position:        Corporate Vice President, Americas Region
                          Citizenship:     American
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

Aldo Romano               Position:        Corporate Vice President, Telecommunications,
                                           Peripherals and Automotive Group
                          Citizenship:     Italian
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

Giordano Seragnoli        Position:        Corporate Vice President, Back-end
                                           Manufacturing and Subsystems Products Group
                          Citizenship:     Italian
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

Keizo Shibata             Position:        Corporate Vice President, Japan Region

                          Citizenship:     Japanese
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands

                               EXECUTIVE OFFICERS

Name                      Current Principal Occupation, Address and Citizenship
----                      -----------------------------------------------------
Enrico Villa              Position:        Corporate Vice President, European Region
                          Citizenship:     Italian
                          Address:         STMicroelectronics N.V.
                                           World Trade Center Amsterdam
                                           Tower B - 17th Floor
                                           Strawinskylaan 1725
                                           1077 XX Amsterdam
                                           The Netherlands


                                  EXHIBIT INDEX


Exhibit
Number     Description                                                     Page
------     -----------                                                     ----
1          Common Stock Purchase Agreement, dated January 24, 2000,         16
           between 8x8, Inc. and STMicroelectronics N.V.
2          Form of Investor Rights Agreement, dated February 22, 2000,      37
           between 8x8, Inc. and STMicroelectronics N.V.

                                                                       Exhibit 1


                         COMMON STOCK PURCHASE AGREEMENT

                         COMMON STOCK PURCHASE AGREEMENT


         THIS COMMON STOCK PURCHASE AGREEMENT (the "Agreement") is made as of January 24, 2000, by and between 8x8, Inc. a Delaware corporation (the "Company"), and STMicroelectronics NV, a company organized under the laws of the Netherlands, having an office at ICC Bloc A, Route Pre-bois, 1215 Geneve, Switzerland (the "Investor").

                                    RECITALS

         A. The Investor wishes to purchase from the Company 3,700,000 shares of the common stock of the Company, par value $0.001 per share (the "Common Stock"), and the Company wishes to issue and sell such Common Stock to the Investor, on the terms set forth in this Agreement at the Closing (as defined herein).

         B. Effective as of the Closing, the Investor and the Company shall execute an Investor Rights Agreement ("Rights Agreement"), substantially in the forms attached hereto as Exhibit A, to promote their mutual interests by providing for certain rights and imposing certain restrictions on the rights, privileges and preferences of the Investor as a holder of the capital stock of the Company.

         C. STMicroelectronics, Inc. and the Company have executed a license agreement (the "License Agreement") and a development agreement (the "Development Agreement"), respectively, which shall become effective upon the Closing, to promote this mutual interest by providing for the licensing and co-development of certain technology by the Investor and the Company. The Agreement, the Rights Agreement, and the License Agreement and Development Agreement are collectively hereafter referred to as the "Transactional Agreements."

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual promises and covenants herein, each of the Investors and the Company, intending to be legally bound, agree as follows:

         1.      Purchase and Sale of Stock

                 1.1       Sale and Issuance of Common Stock

                 Subject to the terms and conditions of this Agreement, the Investor agrees to purchase at the Closing (as defined herein) and the Company agrees to sell, issue and deliver to the Investor at the Closing, 3,700,000 shares of the Company's Common Stock (the "Shares") at a purchase price of $7.50 per share, or the aggregate purchase price of $27,750,000 (the "Aggregate Purchase Price").

                 1.2       Closings and Deliveries

                           (a) The Closing. The purchase and sale of the Shares
shall take place at a closing (the "Closing") at the offices of Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California, at 10:00 a.m., on the third business day following (i) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"), or other receipt of clearance under the HSR Act and (ii) satisfaction or waiver of all other conditions to the obligations of the parties set forth in Articles 4 and 5, or at such other time and place as the Company and the Investor mutually agree upon orally or in writing (the date of the Closing being the "Closing Date").

                           (b) Deliveries. At the Closing, the Company shall
deliver to the Investor (i) a certificate representing the Common Stock that the Investor is purchasing against payment of the purchase price therefor by wire transfer, as directed by the Company and (ii) any other documents and agreements required hereunder to be delivered by the Company. In the event that payment by the Investor is made, in whole or in part, by cancellation of indebtedness, then such Investor shall surrender to the Company for cancellation at the Closing any evidence of such indebtedness or shall execute an instrument of cancellation in form and substance acceptable to the Company.

         2.      Representations and Warranties of the Company

         The Company hereby represents and warrants to the Investor as follows, except as set forth in written disclosure to the Investor which specifically identifies the relevant subsection hereof:

                 2.1       Organization and Standing

                 The Company is a corporation duly organized and validly existing under, and by virtue of, the laws of the State of Delaware and is in good standing as a domestic corporation under the laws of said state. The Company has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which the nature of its business or the location of its properties requires such qualification and in which the failure to so qualify would have a material adverse effect on its business or properties. The Company has provided Investor with correct and complete copies of its Certificate of Incorporation and Bylaws, each as in effect on the date hereof and as will be in effect on the Closing Date. The Company is not in violation or default of any provisions of its Certificate of Incorporation or Bylaws. Except as set forth in written disclosure to the Investor, the Company does not own, of record or beneficially, any direct or indirect equity or other interest, or any right (contingent or otherwise) to acquire the same, in any corporation, partnership, joint venture, association or other entity and the Company is not a member of (nor is any part of the Company's business conducted through) any partnership, nor is the Company a participant in any joint venture or similar arrangement.

                 2.2       Corporate Power; Authorization

                 The Company has all requisite legal and corporate power to execute and deliver this Agreement and the other Transactional Agreements, to sell and issue the Shares and to carry out and perform all of its obligations under this Agreement and the other Transactional Agreements. The execution and delivery by the Company of this Agreement and the other Transactional Agreements and the performance by the Company of its obligations hereunder and thereunder, including, without limitation, the issuance and delivery of the Shares, have been duly authorized by all requisite action on the part of the Company and its directors, officers and stockholders. The Board of Directors of the Company has approved the transactions contemplated by this Agreement. No approval of stockholders of the Company is required in connection with the execution and delivery of this Agreement and the other Transactional Agreements or the consummation of the transactions contemplated hereby or thereby. This Agreement has been, and the other Transactional Agreements will be, duly executed and delivered by the Company. This Agreement constitutes, and upon their execution and delivery the other Transactional Agreements will constitute, legal, valid and binding obligations of the Company, enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights generally and (ii) as limited by equitable principles generally. The execution and delivery of this Agreement and the other Transactional Agreements do not, and the performance of this Agreement and the other Transactional Agreements and the compliance with the provisions hereof and thereof and the issuance, sale and delivery of the Shares by the Company will not, (i) conflict with, or result in a breach or violation of the terms, conditions or provisions of, or constitute a default under (with or without the passage of time or giving of notice), or result in the creation or imposition of any material lien pursuant to the terms of, the Certificate of Incorporation or Bylaws of the Company or to the Company's knowledge, any statute, law, rule or regulation or any state or federal order, judgment or decree or (ii) materially conflict with, or result in a material breach or violation of the terms, conditions or provisions of, or constitute a material default under (with or without the passage of time or giving of notice), or result in the creation or imposition of any material lien pursuant to the terms of, any indenture, mortgage, lease or other material agreement or instrument to which the Company or any of its properties is subject.

                 2.3       Issuance and Delivery of the Shares

                 The Shares, when issued and paid for in accordance with the provisions of this Agreement, will be validly issued and outstanding, fully paid and nonassessable. The issuance and delivery of the Shares is not subject to preemptive or any other similar rights of the stockholders of the Company or any liens or encumbrances. Assuming the accuracy of the representations of the Investor in this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws. The Shares shall be free of any liens or encumbrances; provided, however, that the Shares may be subject to restrictions on transfer under state and/or federal securities laws or in this Agreement or the Rights Agreement. Neither the offer nor the issuance or sale of the Shares constitutes or will constitute an event under any capital stock or convertible security or any anti-dilution or similar provision of any agreement or instrument to which the Company is a party or by which it is bound or affected, which shall either increase the number of shares of capital stock issuable upon conversion of any securities or upon exercise of any warrant or right to subscribe to or purchase any stock or similar security, or decrease the consideration per share of capital stock to be received by the Company upon such conversion or exercise.

                 2.4       SEC Documents; Financial Statements

                 The Company has delivered to the Investor its Annual Report on Form 10-K for the year ended March 31, 1999 (the "10-K"), and its Quarterly Reports on Form 10-Q for the periods ended June 30, 1999 and September 30, 1999 (the "10-Qs"). The Company has filed in a timely manner all documents that the Company was required to file with the SEC under Sections 13, 14(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since December 31, 1998. As of their respective filing dates, all documents filed by the Company with the Securities and Exchange Commission (the "SEC" or the "Commission") since March 31, 1999 (the "SEC Documents") complied in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, amended (the "Securities Act"), as applicable. None of the SEC Documents as of their respective dates contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents (the "Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present the consolidated financial position of the Company and any subsidiaries at the dates thereof and the consolidated results of their operations and consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring adjustments, the absence of footnote disclosure and the condensed presentation of such statements).

                 2.5       Government Consents

                 To the Company's knowledge, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state, or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement and the other Transactional Agreements except for
(a) clearance under the HSR Act, (b) such filings as have been made prior to the Closing or such post-closing filings as may be required under applicable state securities laws, which will be timely filed within the applicable periods therefor, and (c) the filing of the Nasdaq National Market Notification Form with the Nasdaq National Market.

                 2.6       No Material Adverse Change

                 Except as otherwise disclosed herein or in filings with the SEC prior to the date of this Agreement or as set forth in written disclosure to the Investor since March 31, 1999, there have not been any changes in the assets, liabilities, financial condition, business prospects or operations of the Company which, in the aggregate are materially adverse to the Company taken as a whole.

                 2.7       Authorized Capital Stock

                 The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock"). As of January 20, 2000, 18,687,179 shares of Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, and no shares of Preferred Stock were outstanding. Except as set forth in written disclosure to the Investor, and except for the grant of options to purchase a total of 4,200,612 shares of Common Stock, as of January 20, 2000, there are no outstanding options, warrants or other securities exercisable for, or convertible into, or commitments to issue securities exercisable for or convertible into, capital stock of the Company, or other commitments to issue any capital stock of the Company. None of the issued and outstanding shares of capital stock of the Company was issued in violation of any preemptive rights. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of shares of Common Stock. Since January 20, 2000, the Company has not issued or agreed to issue, or granted options to purchase, more than 40,000 shares of Common Stock in the aggregate.

                 2.8       No Dividends

                 The Company has not declared or paid any dividends, or authorized or made any distribution or established any record date for the issuance of any dividend or other distribution upon or with respect to any class or series of its capital stock.

                 2.9       Litigation and Compliance with Laws

                 There is no litigation, suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company, or any property or asset of the Company, before any court, arbitrator or governmental entity, domestic or foreign. Neither the Company nor any property or asset of the Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any governmental entity or any order, writ, judgment, injunction, decree, determination or award of any governmental entity or arbitrator. The Company is conducting, and has conducted, its business in compliance in all material respects with all applicable laws and regulations.

                 2.10      Intellectual Property

                 Except as disclosed in written disclosure to the Investor, to the knowledge, of the Company, the Company owns or possesses adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade dress, trade name rights, copyrights, service marks, trade secrets, applications for trademarks and for service marks, know?how and other proprietary rights and information used or held for use in connection with the business of the Company as currently conducted and as proposed to be conducted, and the Company has no knowledge of any assertion or claim challenging the validity of any of the foregoing. To the knowledge of the Company the conduct of the business of the Company as currently conducted does not infringe upon any valid intellectual property rights of other persons. To the knowledge of the Company, no other persons are materially infringing upon any material proprietary rights owned by or licensed by or to the Company.

                 2.11      Taxes

                 The Company has timely filed or will timely file all returns and reports required to be filed by them with any taxing authority with respect to taxes. All taxes shown to be payable on such returns or reports have been paid or will be paid.

                 2.12      Title to Property and Assets

                 The Company has good and marketable title to its property and assets, free and clear of all mortgages, liens, loans and encumbrances, except such encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the property and assets that it leases, the Company is in compliance with such leases and, to the knowledge of the Company, holds a valid leasehold interest free of any liens, claims or encumbrances.

                 2.13      Material Contracts

                 The Company is not in material default under any material contract or agreement, nor has the Company received notice that any third party does not intend to renew any material contract it currently has with the Company, or that any third party intends to terminate any material contract currently in place with the Company. To the knowledge of the Company, no other party to any material contract is in material default thereunder.

         3.      Representations, Warranties and Covenants of the Investor

                 The Investor hereby represents and warrants to the Company and agrees in favor of the Company, as follows:

                 3.1       Authorization

                 The Investor represents and warrants to the Company that: (i) the Investor has been duly formed and is validly existing under the laws of the jurisdiction of its formation; (ii) the Investor has all requisite legal and corporate or other power and capacity and has taken all requisite corporate or other action to execute and deliver this Agreement, to purchase the Shares to be purchased by it and to carry out and perform all of its obligations under this Agreement; and (iii) this Agreement constitutes the legal, valid and binding obligation of the Investor, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights generally and (b) as limited by equitable principles generally.

                 3.2       Independent Investment Decision

                 The Investor understands that no United States federal or state agency has passed on, reviewed or made any recommendation or endorsement of the Shares. In making the decision to purchase the Shares in accordance with this Agreement, the Investor has relied solely upon independent investigations made by it and not upon any representations made by the Company other than those made pursuant to this Agreement.

                 3.3       Investment Intent

                 The Investor is purchasing the Shares for its own account, for investment purposes only, and not with a view to a distribution thereof. The Investor further understands that its acquisition of the Shares has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of the Investors' investment intent as expressed herein.

                 3.4       Registration or Exemption Requirements

                 The Investor further acknowledges and understands that the Shares have not been registered under the Securities Act and may not be resold or otherwise transferred except in a transaction registered under the Securities Act or unless an exemption from such registration is available.

                 3.5       Legends

                 To the extent applicable, each certificate or other document evidencing any of the Shares shall be endorsed with the legends set forth in Sections 3.5(a) and (b) below and the Purchaser covenants that, except to the extent such restrictions are waived by the Company, the Purchaser shall not transfer the shares represented by any such certificate without complying with the restrictions on transfer described in the legends endorsed on such certificate:

                           (a) "THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO OR IN CONNECTION WITH THE SALE THEREOF. SUCH SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER THE APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED, OR ASSIGNED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION, WITHOUT AN OPINION OF COUNSEL FOR THE HOLDER, CONCURRED IN BY COUNSEL FOR THE COMPANY, STATING THAT SUCH SALE, TRANSFER, OR ASSIGNMENT IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF SAID ACT. THIS CERTIFICATE MUST BE SURRENDERED TO THE CORPORATION OR ITS TRANSFER AGENT AS A CONDITION PRECEDENT TO THE TRANSFER OF ANY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE."

                           (b) Any other additional legends required by Delaware law or other applicable state blue sky laws.

                 The Company need not register a transfer of any Shares, and may also instruct its transfer agent not to register the transfer of such shares, unless the conditions specified in this Agreement are satisfied.

         4.      Conditions of Investor's Obligations at Closing

                 The obligations of the Investor to purchase the Shares is subject to the satisfaction or waiver on or before the Closing of each of the following conditions:

                 4.1       Representations and Warranties

                 The representations and warranties of the Company contained in
Section 2 shall be true on and as of the date hereof and shall be true and correct on and as of the Closing Date except as would not be in the aggregate materially adverse to the Company taken as a whole.

                 4.2       Covenants

                 The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing Date.

                 4.3       Qualifications

                 All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required as of the Closing in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall have been duly obtained and shall be effective as of the date hereof, including expiration or termination of the waiting period under the HSR Act.

                 4.4       Execution of Investor Rights Agreement

                 The Company and the Investor have executed the Investors' Rights Agreement, attached as Exhibit A.

                 4.5       License Agreement and Development Agreement

                 The License Agreement and the Development Agreement shall not have been terminated.

                 4.6       Board of Directors

                 On nominee of the Investor shall have been appointed to the Board of Directors of the Company effective as of the Closing, provided that Investor has proposed a nominee reasonably acceptable to the Company prior to the Closing.

                 4.7       Closing Deliveries

                 The Investor shall have received (i) a certificate of the President of the Company dated the Closing Date certifying that the conditions specified in Sections 4.1 and 4.2 have been fulfilled, (ii) a certificate of the Secretary of the Company dated the Closing Date attaching correct and complete copies of (A) the Certificate of Incorporation and Bylaws of the Company as in effect as of the Closing, and (B) the resolutions adopted by the Board of Directors of the Company in connection with the transactions contemplated by this Agreement and the other Transactional Agreements and (iii) an opinion dated the Closing Date of Wilson Sonsini Goodrich & Rosati in a form reasonably satisfactory to the parties hereto.

         5.      Conditions of the Company's Obligations at Closing

         The obligations of the Company to sell the Shares to the Investor is subject to the satisfaction or waiver on or before the Closing of each of the following conditions:

                 5.1       Representations and Warranties

                 The representations and warranties of the Investor contained in
Section 3 shall be true on and as of the date hereof and shall be true and correct in all material respects on and as of the Closing Date.

                 5.2       Covenants

                 The Investor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Investor on or before the Closing Date.

                 5.3       Qualifications

                 All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required as of the Closing Date in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall have been duly obtained and shall be effective as of the Closing Date, including termination of the waiting period under the HSR Act.

         6.      Covenants of the Investor and of the Company

                 6.1       HSR Clearance

                 Each of the Company and the Investor hereby covenants to prepare and file, as soon as practicable hereafter, a notification and Report Form for Mergers and Acquisitions as required under the HSR Act, in connection with the purchase and sale of Common Stock under this Agreement. Each party will use commercially reasonable efforts to obtain early termination of the waiting period under the HSR Act and any other requisite governmental clearance in connection with the transactions contemplated by this Agreement.

                 6.2       Conduct of Business of the Company.

                 During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, the Company agrees (except to the extent that the Investor shall otherwise consent in writing), to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted. The Company shall promptly notify the Investor of any event or occurrence not in the ordinary course of business of the Company which could have a material adverse effect on the Company. Without limiting the generality of the foregoing and with the exceptions as set forth in written disclosure to the Investor, without the prior written consent of the Investor, the Company will not during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date:

                           (a) redeem any of the capital stock of the Company or
declare, make or pay any dividends or distributions (whether in cash, securities or other property) to the holders of capital stock of the Company or otherwise;

                           (b) merge or consolidate with or acquire an interest
of five percent (5%) or more in any person or entity or acquire a substantial portion of the assets or business of any person or entity or any division of line of business thereof, or otherwise acquire any material assets other than in the ordinary course of business consistent with past practice;

                           (c) sell, transfer, lease, sublease, license or
otherwise dispose of any properties or assets, other than in the ordinary course of business consistent with past practice;

                           (d) issue or sell any capital stock, notes, bonds or
other securities, or any option, warrant or other right to acquire the same, of, or any other interest in, the Company except in the ordinary course of business;

                           (e) incur any indebtedness for borrowed money in
excess of $500,000;

                           (f) make any change in any method of accounting or
accounting practice or policy used by the Company, other than such changes required by U.S. generally accepted accounting principles;

                           (g) amend, modify or consent to the termination of
any material contract of the Company or the Company's rights thereunder; or

                           (h) amend or restate the Certificate of Incorporation
or the Bylaws of the Company.

                 6.3       Use of Proceeds

                 The Company shall use a portion of the proceeds of the sale of the Shares to fund its obligations under the Development Agreement.

         7.      Right of First Refusal

                 7.1       Company's Right of First Refusal

                 Before any voting rights or value of the Common Stock may be sold or otherwise transferred by the Investor, the Company shall have a right of first refusal (the "Right of First Refusal") to purchase such shares (the "Offered Securities").

                 7.2       Notice of Proposed Transfer

                 Before any transfer of any Offered Securities, the Investor shall deliver to the Company a written notice (the "Transfer Notice") stating:
(i) the Investor's bona fide intention to sell or otherwise transfer such Offered Securities; (ii) the name of each proposed purchaser or other transferee (a "Proposed Transferee"); (iii) the number of Offered Securities to be transferred to each Proposed Transferee; and (iv) the bona fide cash price or other consideration for which the Investor proposes to transfer the Offered Securities (the "Offered Price").

                 7.3       Exercise of Right of First Refusal

                 At any time within 20 days after receipt of the Transfer Notice (the "Offer Period"), the Company may, by giving written notice to the Investor, elect to purchase all, or such lesser amount as desired, of the Offered Securities proposed to be transferred to any one or more of the Proposed Transferees, at the purchase price determined in accordance with subsection 7.4 below. Failure of the Company to give such a notice within such time period will be deemed an election by it not to exercise its option.

                 7.4       Purchase Price

                 The purchase price for the Offered Securities so purchased by the Company shall be the Offered Price, or such other amount agreed to in writing by the Company and the Investor (the "Company Purchase Price").

                 7.5       Payment

                 Payment of the Company Purchase Price shall be made by wire transfer (or such other form of consideration mutually agreed to by the Company and the Investor) within 20 days after such Company Purchase Price is agreed upon between the Company and the Investor.

                 7.6       Right to Transfer.

                 If all of the Offered Securities proposed in the Transfer Notice to be transferred are not purchased by the Company, then the Investor may sell or otherwise transfer all Offered Securities originally covered in the Transfer Notice to the Proposed Transferee(s) at the

Offered Price or at a higher price, provided that such sale or other transfer is consummated within 50 days after the date of the Transfer Notice and provided further that any such sale or other transfer is effected in accordance with any applicable securities laws and the Investor agrees in writing that the provisions of this Section 7 shall continue to apply to the Offered Securities that are transferred to such Proposed Transferee. If the Offered Securities described in the Transfer Notice are not transferred to the Proposed Transferee(s) within such 50-day period, the Investor will not transfer any Offered Securities unless such securities are first re-offered to the Company in accordance herewith.

         8.      Restrictions on Transfer

         In no event shall the Investor transfer any shares of Common Stock except:

                           (a) through a sale pursuant to Rule 144 under the
Securities Act, provided that such sale complies with the manner of sale provisions under paragraph (f) of Rule 144 or is of securities representing 5% or less of the Company's outstanding voting stock (on an as converted basis) and is not made to any person or group which has theretofore filed a Schedule 13D reflecting ownership in excess of 5% of the Company's outstanding voting stock (including shares issuable upon conversion of convertible securities) or any person or group that has announced or commenced an unsolicited offer for the Company voting stock or proxy contest with respect to the Company;

                           (b) pursuant to a bona fide underwritten public
offering registered under the Securities Act;

                           (c) pursuant to any private sale exempt from the
registration requirements of the Securities Act, provided that such sale would not result in a transferee having beneficial ownership in the Company in excess of 5% of the Company's outstanding voting stock (including shares issuable upon conversion of convertible securities) unless such transferee is a financial institution holding exclusively for investment purposes in which case such five percent (5%) threshold shall be ten percent (10%);

                           (d) to a wholly owned subsidiary of Investor
(provided such entity agrees to take such securities subject to the restrictions set forth herein);

                           (e) pursuant to a merger, exchange offer or tender
offer or other change of control transaction;

                           (f) as a bona fide pledge to an institutional lender
or lenders to secure a loan, credit facility or other indebtedness of Investor, with the Company's prior consent (which shall not be unreasonably withheld or delayed), provided that each such lender agrees to take such securities subject to the restrictions set forth below in Sections 9 and 10; or

                           (g) with the Company's prior consent.

         9.      Standstill Agreement

         The Investor agrees not to acquire any voting stock of the Company, through market purchases or otherwise, except that (i) until the first anniversary of the Closing, but not thereafter, Investor may acquire shares of voting stock through market purchases, provided that (a) at no time shall Investor's aggregate ownership of voting stock of the Company exceed 19.9% of the outstanding voting stock of the Company, and (b) the acquisition of such additional shares shall be in compliance with applicable laws, including the HSR Act, (ii) Investor may at any time acquire shares of voting stock pursuant to a stock split, dividend or similar event, (iii) Investor may at any time acquire shares of voting stock pursuant to preemptive rights and (iv) in the event the company authorizes the offer or sale of any shares of Common Stock pursuant to a public offering in which Investor is denied preemptive rights pursuant to the terms of Section 3.2 of the Investor Rights Agreement, Investor may acquire, through market purchases, additional shares of Common Stock until its ownership percentage of the outstanding shares of Common Stock is equal to its ownership percentage prior to such offering. The foregoing restrictions will terminate upon the occurrence of any of the following:

                           (a) the acquisition by any person or entity, or group
of persons or entities, of beneficial ownership of voting securities of the Company representing ten percent (10%) or more of the then outstanding voting securities of the Company;

                           (b) the announcement or commencement by any person or
entity, or group of persons or entities, of a tender or exchange offer to acquire voting securities of the Company which, if successful, would result in such person or entity, or group of persons or entities, owning, when combined with any other voting securities of the Company owned by such person or entity, or group of persons or entities, ten percent (10%) or more of the then outstanding voting securities of the Company; or

                           (c) the Company enters into, or otherwise determines
to seek to enter into, any merger, sale or other business combination transaction pursuant to which the outstanding shares of Common Stock would be converted into cash or securities of another person or entity, or group of persons or entities, or fifty percent (50%) or more of the then outstanding shares of Common Stock would be owned by persons or entities other than the then current holders of Common Stock, or which would result in a substantial portion of the Company's assets being sold to any person or entity, or group of persons or entities.

         10.     Lock-up Agreement

         The Investor agrees in connection with any underwritten offering of the Company's securities, not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any of its Shares (other than those included in the registration) without the prior written consent of the Company or such underwriter, as the case may be, for such period of time (not to exceed one hundred eighty (180) days) (the "Lockup Period") during the effectiveness of such registration statement relating to such offering, provided that such agreement shall not apply to Shares included in the registration statement. In order to enforce the provisions of this Section 10, the Company may impose stop-transfer instructions with respect to the securities of the Company held by the Investor not included in the registration statement until the end of the Lockup Period.

         11.     Termination

         The parties hereto shall be entitled to terminate this Agreement as follows, provided that no such termination shall limit or terminate any liability of one party to another for any breach hereof:

                 11.1      Mutual Consent

                 The parties hereto may terminate this Agreement by mutual written consent at any time.

                 11.2      Investor Termination

                 Investor may terminate this Agreement by written notice to the Company on or prior to the Closing Date if (A) the Company shall have breached in any material respect any representation, warranty or covenant contained in this Agreement and failed to cure the same within ten (10) days after written notice thereof from the Investor; or (b) the consummation of the transactions contemplated hereby has not occurred within ninety (90) days of the date hereof due to the failure of any condition set forth in Section 4 above to have been satisfied on or before such date.

                 11.3      Company Termination

                 The Company may terminate this Agreement by written notice to the Investor on or prior to the Closing Date if (A) the Investor shall have breached in any material respect any representation, warranty or covenant contained in this Agreement and failed to cure the same within ten (10) days after written notice thereof from the Investor; or (B) the consummation of the transactions contemplated hereby has not occurred within ninety (90) days of the date hereof, due to the failure of any condition set forth in Section 5 above to have been satisfied on or before such date.

                 11.4      Termination Due to Governmental Action

                 Any party may terminate this Agreement by written notice to the other parties hereto on or prior to the Closing Date if any court or other governmental instrumentality of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement.

         12.     Indemnification

                 12.1      Survival of Representations and Warranties

                 The representations, warranties, covenants and agreements of the Company and the Investor contained in this Agreement shall survive the execution and delivery of this Agreement and the Closing, subject to the limitations set forth in Section 12.2 below, and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Investor or the Company.

                 12.2      Indemnification by the Company

                 Without prejudice to any other rights or remedies that Investor may have, the Company shall indemnify and hold the Investor, its directors, officers, employees and agents (collectively, the "Investor Indemnified Parties") harmless from and against, and agree promptly to defend any such Investor Indemnified Party from and reimburse any such Investor Indemnified Party for, any and all material losses, costs, expenses, damages, diminution in value, taxes, penalties, fines, charges, demands, liabilities, obligations and claims of any kind (including interest, penalties and reasonably attorney's fees, expenses and disbursements) ("Losses") which any Investor Indemnified Party may suffer or incur, or become subject to, arising out of or resulting from, without duplication: (i) any material breach or inaccuracy of any of the representations or warranties made by the Company in this Agreement, or (ii) any material failure of the Company to carry out, perform, satisfy or discharge any of its respective covenants, agreements, undertakings, liabilities or obligations under this Agreement. Any reimbursement for such Losses shall be offset by any recovery by Investor under any federal, state or local securities laws for the same cause of action. Reimbursement under this Section 12.2 shall be limited to $10,000,000.

                 12.3      Termination of Indemnification

                 Rights to make claims for indemnification under Section 12.2(i) above shall terminate one (1) year from the Closing Date. Rights to make claims for indemnification under Section 12.2(ii) shall terminate seven (7) years from the Closing Date.

         13.     Miscellaneous

                 13.1      Transaction Expenses

                           (a) Irrespective of whether the Closing is effected,
each party to this Agreement shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and the Transactional Agreements.

                           (b) Each of the Company and the Investor shall pay
one-half of the $45,000 filing fee under the HSR Act.

                 13.2      Successors and Assigns; No Third-Party Beneficiary
Status

                           (a) Except as otherwise provided herein, the terms
and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any Shares).

                           (b) Nothing in this Agreement, express or implied, is
intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                 13.3      Governing Law

                 This Agreement is to be construed in accordance with and governed by the laws of the State of California, without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the State of California to the rights and duties of the parties.

                 13.4      Counterparts

                 This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                 13.5      Titles and Subtitles

                 The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                 13.6      Notices

                 Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile during business hours) to the address or telecopier number for each party set forth on the signature page hereof (or to such other address or telecopier number as such party shall have specified in a written notice given to the other parties hereto).

                 13.7      Finder's Fee

                 Each party represents that it neither is nor will be obligated for any finders' fee or commission in connection with this transaction. The Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which the Investor or any of its officers, partners, employees, or representatives is responsible.

                 The Company agrees to indemnify and hold harmless the Investor from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

                 13.8      Amendments and Waivers

                 Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the Common Stock issued pursuant to this Agreement that have not subsequently been sold in the public market. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities are convertible) each future holder of all such securities and the Company.

                 13.9      Severability

                 If one or more provisions of this Agreement are held to be unenforceable under applicable law, so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

                 13.10     Construction

                 For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

                 13.11     Entire Agreement

                 This Agreement and the Transactional Agreements constitute the entire agreement among the parties with regard to the subject matter hereof and thereof, and supercede any and all prior negotiations, correspondence, understandings and agreements between the parties regarding the subject matter hereof and thereof. No party shall be liable or bound to any other party in any manner by any warranties, representations or covenants, except as specifically set forth in this Agreement or the Transactional Agreements.

                 13.12     Press Releases

                 The parties shall cooperate as to the timing and contents of any press release or public announcement relating to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, the parties may make any filings with governmental agencies relating to this Agreement or the transactions contemplated hereby, as required by law.

                 IN WITNESS WHEREOF, the parties have executed this Common Stock Purchase Agreement as of the date first above written.


THE COMPANY                              8X8, INC.
                                         A DELAWARE CORPORATION
                                         2445 MISSION COLLEGE BLVD.
                                         SANTA CLARA, CA 95054
                                         FACSIMILE: (408) 933-0234


                                         By: /s/ Paul Voois
                                             -----------------------------------
                                             Paul Voois
                                             Chairman and CEO


THE INVESTOR                             ST MICROELECTRONICS NV
                                         TECHNOPARC DU PAYS DE GEX
                                         165 RUE EDOUARD BRANLY
                                         B.P. 11201637
                                         ST. GENIS POUILLY CEDEX (FRANCE)
                                         ATTENTION:  GENERAL COUNSEL


                                    By: /s/ FranHois Guibert
                                        ----------------------------------------
                                        FranHois Guibert
                                        Group Vice President, Business Planning
                                        & Development

                                                                       Exhibit 2


                            INVESTOR RIGHTS AGREEMENT

                            INVESTOR RIGHTS AGREEMENT

                 This Investor Rights Agreement (this "Agreement") is made as of February 22, 2000, by and between 8x8, Inc., a Delaware corporation (the "Company"), and ST Microelectronics NV, a company organized under the laws of The Netherlands, having an office at ICC Bloc A, 20 Route Pre-bois, 1215 Geneve, Switzerland ("the Investor").

                                    Recitals

                 WHEREAS, the Company desires to sell to the Investor shares of the Company's Common Stock (the "Shares") pursuant to a certain Common Stock Purchase Agreement dated January 24, 2000 by and between the Company and the Investor (the "Stock Purchase Agreement"); and

                 WHEREAS, the Company desires to grant the Investor certain rights, in order to induce the Investor to purchase the Shares;

                 NOW, THEREFORE, in consideration of the above and of the mutual promises set forth herein, the parties hereto agree that, subject to the closing of the purchase of the Shares by the Investor pursuant to the Stock Purchase Agreement, the Company hereby grants to the Investor the rights set forth below:

                                    SECTION 1

         Definitions 1.1   Certain Definitions.  Hereafter, in this Agreement
the following terms shall have the following respective meanings:

                 "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

                 "Registrable Securities" means shares of Common Stock of the Company held by the Investor which are purchased pursuant to the Stock Purchase Agreement provided that the Shares have not be sold, assigned, transferred or pledged by the Investor to any third party (other than affiliates of the Investor).

                 The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

                 "Registration Expenses" shall mean all expenses, other than Selling Expenses, incurred by the Company in complying with Section 2 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, NASD fees and expenses, and the expense of any special audits incident to or required by any such registration.

                 "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                 "Selling Expenses" shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the securities registered by the Investor and all reasonable fees and disbursements of counsel for the Investor.

         Unless otherwise defined in this Agreement or unless the context requires otherwise, capitalized terms used herein shall have the same meaning as in the Stock Purchase Agreement.

                                    SECTION 2

                               Registration Rights

         2.1     Company Registration.

                 (a) Notice of Registration. If at any time after six months following the Closing Date the Company shall determine to register any of its securities, either for its own account or the account of a security holder or the Investor, other than (i) a registration relating solely to an acquisition,
(ii) a registration relating solely to employee benefit plans, or (iii) a registration relating solely to a Commission Rule 145 transaction, the Company will:

                           (i) promptly, and in any event at least 30 days prior
to the filing of any such registration statement, give to the Investor written notice thereof; and

                           (ii) include in such registration and in any
underwriting involved therein, all the Registrable Securities specified in a written request by the Investor, made within 20 days after receipt of such written notice from the Company.

                 (b) Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Investor as a part of the written notice given pursuant to Section 2.1(a)(i). In such event the right of the Investor to registration pursuant to Section 2.1 shall be conditioned upon the Investor's participation in such underwriting and the inclusion of Registrable Securities in the underwriting to the extent provided herein. The Investor shall (together with the Company and the other shareholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company. Notwithstanding any other provision of this Section 2.1, if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit the Registrable Securities to be included in such registration. The Company shall so advise the Investor and other shareholders entitled to include their securities in the registration and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated, (i) first, to the Company, and (ii) second, among the Investor and such other shareholders entitled to include their securities in the registration in proportion, as nearly as practicable, to the respective amounts of shares of Common Stock held the Investor and such other shareholders at the time of filing the registration statement. To facilitate the allocation of shares in accordance with the above provisions, the Company may round the number of shares allocated to any holder of shares of Common Stock to the nearest 100 shares. If the Investor disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the managing underwriter. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to 90 days after the effective date of the registration statement relating thereto, or such other shorter period of time as the underwriters may require.

                 (c) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this
Section 2.1 prior to the effectiveness of such registration whether or not the Investor has elected to include securities in such registration.

         2.2     Registration on Form S-3.

                 (a) If the Investor requests that the Company file a registration statement on Form S-3 (or any successor form to Form S-3) under the Securities Act with respect to shares of the Registrable Securities, and at the time of such request the Company is a registrant entitled to use Form S-3 to register the Registrable Securities for such an offering, the Company shall use its best efforts to cause such Registrable Securities to be registered for the offering on such form, and (i) thereafter cause the registration statement to be declared effective by the Commission as to resales by the Investor; (ii) cause the registration statement to remain effective for the period ending on the earlier of (i) the date all shares of Registrable Securities have been sold pursuant thereto or (ii) 12:00 a.m. EST on the last day of the third calendar year after the date of effectiveness of the registration statement. The Company shall not be required to effect such a registration prior to the first anniversary of this Agreement.

                 (b) Notwithstanding the foregoing, the Company shall not be obligated to take any action pursuant to this Section 2.2: (i) if the Company, within ten (10) days of the receipt of the request of the Investor, gives notice of its bona fide intention to effect the filing of a registration statement with the Commission within forty-five (45) days of receipt of such request in which Registrable Securities will be included (other than with respect to a registration statement relating to a Rule 145 transaction, an offering solely to employees or any other registration which is not appropriate for the registration of Registrable Securities) and the

Company files such registration statement including Registrable Securities within such 45-day period; or (ii) during the period ending on the date six (6) months immediately following the effective date of any registration statement pertaining to securities of the Company in which Registrable Securities were or could have been included (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan).

                 (c) In addition, the Company shall not be required to take any action with respect to the registration or the declaration or continuation of effectiveness of the registration statement (i) during the Company's customary black-out periods which start the first day of the third calendar month of any fiscal quarter (March 1, June 1, September 1 and December 1) and continue until the 2nd trading day following the Company's earning announcement for the quarter, and (ii) following notice to the Investor from the Company (a "Suspension Notice") of the existence of any state of facts or the happening of any event (including, without limitation pending negotiations relating to, or the consummation of, a transaction, or the occurrence of any event which in the opinion of the Company might require additional disclosure of material, non-public information by the Company in the registration statement as which the Company believes it has a bona fide business purpose for preserving confidentiality or which renders the Company unable to comply with the published rules and regulations of the Commission promulgated under the Securities Act or the 1934 Act, as in effect at any relevant time) which might reasonably result in (1) the registration statement, any amendment or post-effective amendment thereto, or any document incorporated therein by reference containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statement therein not misleading, or (2) the prospectus issued under the registration statement, any prospectus supplement, or any document incorporated therein by reference including an untrue statement of material fact or omitting to state a material fact necessary in order to make the statement therein, in the light of the circumstances under which they were made, not misleading (provided that for the continuous thirty
(30) day period beginning on the first trading day after the registration statement is declared effective, no Suspension Notice shall be issued or in effect with respect to such shares; and the Company shall not issue a Suspension Notice for any period during which the Company's executive officers are not similarly restrained from disposing of shares of the Company's Common Stock). Upon receipt of a Suspension Notice from the Company, the Investor will forthwith discontinue disposition of all such shares pursuant to the registration statement until receipt from the Company of copies of prospectus supplements or amendments prepared by or on behalf of the Company, together with the notification that the Suspension Notice is no longer in effect, and, if so directed by the Company, the Investor will deliver to the Company all copies in their possession of the prospectus covering such shares current at the time of receipt of any Suspension Notice.

                 The aggregate number of days that the Company may postpone, prohibit or suspend any registration or sale of Registrable Securities by the Investor pursuant to this Section 2.2(c) shall not exceed the number of days in the Company's customary black-out periods plus thirty (30) days in any 365 day period.

         2.3 Expenses of Registration. All Registration Expenses incurred pursuant to Sections 2.1 and 2.2 shall be borne by the Company. All Selling Expenses incurred in connection with securities registered on behalf of the Investor pursuant to Sections 2.1 and 2.2 shall be borne by the Investor.

         2.4     Indemnification.

                 (a) The Company will indemnify the Investor, each of its officers and directors and partners, and each person controlling the Investor within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification or compliance has been effected pursuant to this
Section 2, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of the Securities Act or any Rule or regulation promulgated under the Securities Act applicable to the Company in connection with any such registration, qualification or compliance, and the Company will reimburse the Investor, each of its officers and directors, and each person controlling the Investor, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by the Investor, controlling person or underwriter and stated to be specifically for use therein.

                 (b) The Investor will, if Registrable Securities held by the Investor are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers, each underwriter, if any, of the Company's securities covered by such a registration statement, and each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such directors, officers, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by the Investor and stated to be specifically for use therein. Notwithstanding the foregoing, the liability of the Investor under this subsection (b) and subsection (d) shall be limited in an amount equal to the net proceeds received by the Investor from sales of Registrable Securities pursuant to such registration statement, unless such liability arises out of or is based on willful misconduct by the Investor.

                 (c) Each party entitled to indemnification under this Section
2.4 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2 unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action and provided further, that the Indemnifying Party shall not assume the defense for matters as to which there is a conflict of interest or separate and different defenses. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

                 (d) Investor and the Company agree that if, for any reason, the indemnification provisions contemplated by Section 2.4(a) or 2.4(b) hereof are unavailable to or are insufficient to hold harmless and indemnified party in respect of any all expenses, claims, losses, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such all expenses, claims, losses, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of, and benefits derived by, the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 2.4(d) were determined (i) by pro rata allocation (even if the Investor or any agents for, or underwriters of, the Registrable Securities, or all of them, were treated as one entity for such purpose); or (ii) by any other method of allocation which does not take account of the equitable considerations referred to in this Section 2.4(d). The amount paid or payable by an indemnified party as a result of the expenses, claims, losses, damages or liabilities (or actions in respect thereof) referred to above shall be deemed to include (subject to the limitations set forth in Section 2.4(b) hereof) any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action, proceeding or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         2.5 Termination of Registration Rights. The rights granted pursuant to this Agreement shall terminate at such time as Rule 144 will permit the Investor to sell all the shares held by it in a single 90 day period or seven
(7) years after the date of this Agreement, whichever occurs first.

         2.6 Information by Holder. The Investor shall furnish to the Company such information regarding the Investor, the Registrable Securities held by it and the distribution proposed by the Investor as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Section 2.

         2.7 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its best efforts to:

                 (a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times;

                 (b) Use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Securities Exchange Act of 1934, as amended; and

                 (c) So long as the Investor owns any Registrable Securities to furnish to the Investor forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144, and of the Securities Act and the Securities Exchange Act of 1934, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as the Investor may reasonably request in availing itself of any Rule or regulation of the Commission allowing a Investor to sell any such securities without registration.

         2.8 Transfer of Registration Rights. The rights to cause the Company to register securities granted to the Investor under Sections 2.1 and 2.2 may be not be transferred or assigned, except to any affiliate or affiliates of the Investor in connection with the transfer or assignment of the related Registrable Securities to such affiliate or affiliates.

         2.9 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

                 (a) Prepare and file with the Commission a registration statement with respect to such securities and use its diligent best efforts to cause such registration statement to become effective and to keep such registration statement effective for such period of time as otherwise specified in this Agreement.

                 (b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                 (c) Furnish to the Investor such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

                 (d) Use its reasonable commercial efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Investor, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

                 (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. The Investor shall also enter into and perform its obligations under such an agreement.

                 (f) Notify the Investor when an amended prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

                 (g) Furnish, at the request of the Investor, on the date that such securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 2, if such securities are being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) a copy of the opinion given to the underwriters if the registration of the Investor's securities was underwritten and (ii) a letter dated such date, from the independent accountants of the Company, in form and substance as is customarily given by independent accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Investor requesting registration of securities.

                                    SECTION 3

                                  Other Rights

         3.1 Board Representation. Effective as of the date of the Closing, the Company will cause a designee of the Investor to be appointed to the Board of Directors of the Company. For so long as the Investor owns at least ten percent (10%) of the outstanding shares of Common Stock, the Investor shall have the right to nominate one director to the Board of Directors of the Company at each election of directors. Such right shall be in addition to any other voting rights that the Investor may have, from time to time, with respect to its shares of Common Stock. The Company shall include as a nominee for the Board of Directors recommended by the Board of Directors the person designated by the Investor in accordance with this section and shall nominate such person and use its reasonable best efforts to cause the election of such person, unless the Board of Directors, in the exercise of its fiduciary duties, reasonably shall determine that such person is not qualified to serve on the Board of Directors. If the Board of Directors reasonably determines that such designee is not so qualified, the Investor shall have the opportunity to specify one additional designee who shall be so included as a nominee subject to the qualification set forth in the immediately preceding sentence. In the event that a vacancy is created at any time by the death, disability, resignation or removal of a director nominated by the Investor, the Investor shall have the right to designate a replacement director to fill such vacancy (provided that the Investor would be entitled at that time to nominate a director pursuant to this section) and the Company agrees to take such actions within its control as are necessary to implement the agreements set forth in this sentence.

         3.2     Preemptive Rights.

                 (a) If the Company authorizes the offer or sale of any shares of Common Stock ("New Shares") or of options or rights to acquire shares of Common Stock ("New Rights"), (i) in a private placement, then the Company shall first offer to the Investor the number of such New Shares or New Rights equal to the product of (A) the total number of such New Shares or New Rights and (B) a fraction, the numerator of which shall be the number of shares of Common Stock then owned by the Investor at such time and the denominator of which shall be the total number of shares of Common Stock issued and outstanding at such time. The Investor shall be entitled to purchase all of a portion of the New Shares or New Rights offered to it at the same price and on the same terms and conditions as such New Shares or New Rights are to be offered to any other persons or entities. The Investor must exercise its purchase rights hereunder within 20 days after written notice from the Company describing in reasonable detail the New Shares or New Rights being offered, the purchase price thereof and the payment terms thereof.

                 (b) During the 90 days following the expiration of the offering period described above, the Company shall be free to sell any New Shares or New Rights that the Investor has not elected to purchase on terms and conditions no more favorable to the purchasers thereof than those offered to the Investor. If any New Shares or New Rights are not sold during such 90-day period in accordance with this Section 3.2(b), then the provisions of this Section 3.2 shall automatically and immediately be reinstated, and shall automatically and immediately reapply to the offer or sale of such New Shares or New Rights.

                 (c) With respect to public offerings of Common Stock, the parties will cooperate to allow the Investor to purchase its pro rata portion of the shares of Common Stock offered in such offering unless in the good faith judgment of the Board of Directors of the Company, after consultation with their legal advisors and the underwriters for such offering, including the Investor is such offering would be reasonably likely to negatively affect the pricing of, costs associated with, the timing of or the risk of consummation of such offering. To the extent that the Investor has not been able to participate in a public offering, the Investor shall be permitted to purchase additional shares of Common Stock until its ownership percentage of the outstanding shares of Common Stock is equal to its ownership percentage prior to such offering.

                 (d) The provisions of this Section 3.2 shall not apply to the issuance and sale of New Shares or New Rights to employees, officers or directors of the Company pursuant to an employee benefits plan.

                 (e) The rights of the Investor under this Section 3.2 may be waived in writing in any specific instance by the Investor.

                 (f) The rights of the Investor under this Section 3.2 shall terminate on the later of (i) such date when the amount of Common Stock held by the Investor is less than 10% of the outstanding capital stock of the Company, and (ii) three years from the Closing Date.

         3.3 Nasdaq Listing. The Company agrees to make application to the Nasdaq Stock Market National Market for the listing of the Shares.

                                    SECTION 4

                                  Miscellaneous

         4.1 Governing Law. This Agreement shall be governed and construed in all respects in accordance with the laws of the State of California as applied to agreements made and performed in California by residents of the State of California.

         4.2 Entire Agreement; Amendment. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except or specifically set forth herein. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

         4.3 Notices, etc. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed as follows:

                           (i)      if to the Investor:

                                    Technoparc du pays de Gex
                                    165 Rue Edouard Branly
                                    B.P. 112 01637
                                    ST GENIS POUILLY CEDEX (France)
                                    Attention:   General Counsel;

                                    with a copy to:

                                    Michael J. Coleman, Esq.
                                    Shearman & Sterling
                                    555 California Street
                                    20th Floor
                                    San Francisco, CA 94104

                           (ii)     if to the Company:

                                    Paul Voois, CEO
                                    8x8, Inc.
                                    12445 Mission College Blvd.
                                    Santa Clara, CA 95054
                                    or by facsimile to:

                                    Paul Voois, CEO
                                    8x8, Inc.
                                    (408) 933-0234

                                    with a copy to:

                                    Blair W. Stewart, Esq.
                                    Wilson Sonsini Goodrich & Rosati
                                    650 Page Mill Road
                                    Palo Alto, CA 94304

                 Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid.

         4.4 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

         4.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

         4.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                              8X8, INC.
                                              a Delaware corporation


                                              By: /s/ Paul Voois
                                                  ------------------------------
                                                  Paul Voois, Chairman and CEO


                                              ST MICROELECTRONICS NV
                                              a company organized
                                              under the laws of the
                                              Netherlands, having an
                                              office at ICC Bloc A,
                                              20 Route Pre-bois,
                                              1215 Geneve,
                                              Switzerland


                                              By: /s/ FranHois Guibert
                                                  ------------------------------
                                                  FranHois Guibert, Group Vice
                                                  President Business Planning &
                                                  Development